UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  November 13, 2006                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                        NEWS RELEASE - NOVEMBER 13, 2006

                 DR. GERALD G. CARLSON JOINS BOARD OF DIRECTORS

AMERA RESOURCES CORPORATION (AMS-TSX.V) (AJRSF-OTC) (OAY-Frankfurt) is pleased to announce the appointment of Gerald G. Carlson, Ph.D., P.Eng., as Director of the Company, effective immediately.

Dr. Carlson has been involved for over 35 years in managing mineral exploration and mining development companies. His experience has focused on precious and base metal deposits around the Pacific Rim, including western North America, Mexico, Central America, South America, Australia and Asia. This experience has included independent consulting assignments, management of major company exploration programs, junior mining companies and university level teaching. He is currently President of Copper Ridge Exploration Inc. and a Director of several other junior mineral exploration companies. He has taken an active role in professional geosciences associations on both local and national levels and is a past President of the British Columbia and Yukon Chamber of Mines (now AME
BC). Dr. Carlson's international reputation and extensive experience in managing mineral exploration and mining development companies throughout the world lends Amera a high profile in mining and investment communities.

Dr. Carlson brings a proven track record of improving the financial performance of mining business operations, mitigating business risk and successfully managing a broad spectrum of mining related issues. His strong technical background will ensure that Amera's exploration programs are optimized and that the Company is strategically positioned to assume new development opportunities. The Board of Directors welcomes Dr. Carlson and is confident that his long and varied experience will strengthen Amera's geologic and engineering technical knowledge. His capabilities will be invaluable as the Company continues with its expanded program of exploration and joint ventures. In related news, Mr. Lindsay Bottomer has tendered his resignation from the Board in order to pursue other business opportunities. The Board would like to thank Mr. Bottomer for his contribution and wish him well in his future endeavours.

In other news, the Company would like to report that the option agreement with a third party vendor ("Vendor") whereby it may earn up to 100% undivided interest in the Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru has been successfully re-negotiated. Some of the minimum expenditure deadlines dates were adjusted, but the overall terms of the option agreement remain the same. To earn the interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $15,000 paid) and incur US $1,500,000 expenditures over the four years.

ON BEHALF OF THE BOARD

/s/  Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. Investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2006 Number 17

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